1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

April 19, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Bellacicco, Division of Investment Management

Re:	KKR Enhanced US Direct Lending Fund-L (the “Fund”)

(File No. 000-56639)

Dear Mr. Bellacicco:

In a March 22, 2024, email, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Fund’s registration statement on Form 10, as filed by the Fund on February 22, 2024. A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

General

Comment 1. We note that portions of the registration statement are incomplete. We may have additional comments when you complete them in a pre-effective amendment. We may also have comments on your responses to our initial comment letter, or on the information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1. The Fund acknowledges the Staff’s comment and confirms that incomplete portions of the registration statement will be completed and updated in a pre-effective amendment.

Page 1- EXPLANATORY NOTE

Comment 2. Please add an additional bullet point towards the bottom of this page or on page two stating that “We intend to invest primarily in privately held companies for which very little public information exists. Such companies also could be more vulnerable to economic downturns and could experience substantial variations in operating results.”

Response 2. The Fund has updated the disclosure accordingly.

Page 6 – Private Offering of Common Shares

Comment 3. The second paragraph on this page refers to “Placement Agents (as defined below).” However, this term does not appear to be defined anywhere in the registration statement. Please define the term or revise it to appear in lower case, as appropriate.

Response 3. The Fund has deleted the referenced disclosure.

Page 7 – Repurchases of Shares

Comment 4. The third full paragraph on this page notes that if the Fund’s portfolio does not provide adequate liquidity to fund tender offers in cash, then the Fund may provide shareholders with a promissory note, “payment on which may be made in cash promptly after the expiration of the tender offer period (as extended).”

a.

Please revise the disclose that payment “may be made in cash promptly . . .” to state that payment “will be made in cash promptly . . . .” Please also disclose that “promptly” means that the Fund will make cash payment on the note within five business days after the expiration of the tender offer period.

b.

The staff is unclear as to the purpose of delivering to tendering shareholders such a debt obligation given that cash payment will be made so soon after the tender offer period’s expiration and are concerned that this may confuse shareholders about their legal right to obtain prompt payment of the cash consideration in accordance with Rule 13e-4(f)(5). If the Fund nevertheless determines to retain this feature, please disclose the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law.

Response 4.

a.	The Fund has removed the referenced disclosure concerning the issuance of a promissory note.

b.	The Fund has removed the referenced disclosure concerning the issuance of a promissory note.

Page 8 – Overview

Comment 5. The third paragraph of this section indicates that the Fund may directly originate loans. With respect to such loans, please disclose:

a.

the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry;

b.	the underwriting standards for these loans;

c.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

d.	if the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

Response 5.

a.	The Fund has updated the disclosure accordingly.

b.	The Fund has updated the disclosure accordingly.

c.	The Fund will not be involved in servicing loans.

d.	The Fund does not expect to originate subprime loans.

Page 10 – Sourcing Capabilities

Comment 6. The final sentence of the first paragraph of this section states that “proprietary sourcing capabilities are further enhanced by KKR’s strong and historic relationship with Wall Street.” Please revise the disclosure to clarify more specifically what is meant by “Wall Street.”

Response 6. The Fund has deleted the referenced disclosure.

Page 12 – Investment Advisory Agreement

Comment 7. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response 7. The Fund acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. We note that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs.

Comment 8. Please supplementally confirm that the Fund does not charge an incentive fee. If there is an incentive fee arrangement, please include details of the incentive compensation and include an example of how the calculations work.

Response 8. The Fund confirms that it does not charge an incentive fee.

Page 19 – Affiliated Transactions

Comment 9. The second sentence of this section states that “We have received the Co-Investment Exemptive Order from the SEC, which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions, including investments originated and directly negotiated by the Adviser, with our co-investment affiliates.” Please define the term “Co-Investment Exemptive Order,” and indicate when the order was issued.

Response 9. The Fund has revised the disclosure accordingly.

Page 28 – Certain U.S. Federal Income Tax Considerations

Comment 10. The carryover paragraph at the beginning of this page discusses original issue discount (“OID”) and payable-in-kind (“PIK”) securities. With respect to such securities, please disclose in an appropriate location that:

a.	the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

b.	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and

c.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Response 10. The Fund has added the risk “Risks Associated with Investments in Original Issue Discount and Payment-In-Kind Instruments” to Item 1A. Risk Factors, which includes the requested disclosure.

Page 31 – Item 1A. Risk Factors

Comment 11. Please include, in an appropriate location, disclosure discussing the risk relating to costs of reporting under the Exchange Act.

Response 11. The Fund has revised the disclosure to add the risk “As an SEC-reporting company, the Fund is subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect the Fund.”

Page 31 – Summary of Risk Factors

Comment 12. The staff notes that the risk factors listed in this section do not line up with the risk factors discussed in greater detail throughout the rest of Item 1A. Please revise the summary list so that it aligns with the risks disclosed later in this section.

Response 12. The Fund has updated the disclosure accordingly.

Page 34 – First Lien, Senior Secured Loans and Senior Secured Bonds Risk

Comment 13. The first sentence of this section states that “Senior Loans hold the most senior position in the capital structure of a Borrower.” The term “Borrower” does not appear to be defined and is capitalized inconsistently throughout the registration statement. Please revise as appropriate.

Response 13. The Fund has updated the disclosure accordingly.

Page 35 – Fixed-Income Instruments Risk

Comment 14. The first paragraph of this section states that certain risks relating to fixed-income instruments “are more pronounced in the current market environment of historically low interest rates.” Please update this disclosure in light of the current, higher interest rate environment.

Response 14. The Fund has replaced the reference to “the current market environment of low interests rates” with a reference to “a changing interest rate environment.”

Page 40 – Swap Risk

Comment 15. The final paragraph of this risk repeats the penultimate paragraph of this risk. Please delete one of these paragraphs as they are redundant.

Response 15. The Fund has updated the disclosure accordingly.

Page 46 – Risk of Non-Controlling Equity Investments . . . .

Comment 16. The first paragraph of this risk indicates that the Fund may make non-controlling equity investments and investments in equity and equity-linked securities. Please revise the Fund’s investment strategy disclosure to reflect such investments.

Response 16. The Fund has updated the disclosure accordingly.

Page 51 – Investment Funds Risk

Comment 17. The first sentence of this section states that “The Fund may invest in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c) (7) of the 1940 Act.” Please note that if the Fund plans to invest more than 15% of its net assets in such entities, the Fund should impose a minimum initial investment requirement of at least $25,000 (and restrict sales to investors that, at a minimum, satisfy the accredited investor standard). While disclosure on page six indicates that the minimum initial investment in Common Shares of the Private Offering is $25,000, it goes on to state that Placement Agents affiliated with the Adviser “may elect to accept smaller investments in their discretion.”

Response 17. The Fund has revised the disclosure to delete the phrase “may elect to accept smaller investments in their discretion.”

Page 57 – Some of the Fund’s Investments May be Subject to Corporate-Level Income Tax

Comment 18. The disclosure in this section indicates that the Fund may invest through taxable subsidiaries. If such subsidiaries (or any subsidiaries that the Fund intends to form or acquire) will be wholly owned or primarily controlled by the Fund and primarily engage in investment activities in securities or other assets, please disclose this. If not, please disclose that the Fund does not intend to wholly own or create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets. Note that for these purposes, a subsidiary is “primarily controlled” by the Fund if (a) the Fund controls the entity within the meaning of Section 2(a)(9) of the Investment Company Act of 1940 (the “1940 Act”); and (b) the Fund’s control of the entity is greater than that of any other person.

Response 18. The Fund confirms that it expects to hold certain assets through one or more subsidiaries that are wholly owned or primarily controlled by the Fund. The Fund has revised the disclosure accordingly.

Comment 19. With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:

a.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as it applies through Section 61) on an aggregate basis with such subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

b.

Disclose that any investment adviser to such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

c.

Disclose that each such subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Please also identify the custodian of the subsidiary.

d.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

e.	Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Fund. If not, please explain why not.

f.

Confirm in correspondence that each such subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 (as it applies through Section 64) of the 1940 Act and the rules thereunder.

g.	For any subsidiaries that are foreign corporations, that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

h.

For any subsidiaries that the Fund will wholly own, the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. See Comment 7.

Response 19.

a.

The Fund confirms that it will comply with the provisions of Section 18 of the 1940 Act (as it applies through Section 61) governing capital structure and leverage on an aggregate basis with any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

b.

The Fund acknowledges the Staff’s comments and notes that it does not expect that any subsidiary entity will be party to an investment advisory contract. Furthermore, any such subsidiary entities would not be registered investment companies under the 1940 Act and therefore would not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

c.

The Fund respectfully submits that any subsidiary entity would not be a registered investment company under the 1940 Act and therefore would not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act (as modified by Section 57) and/or the rules thereunder to any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.

The principal investment strategies and principal risks already disclosed in the registration statement would appropriately reflect the aggregate operations of the Fund and any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.	The Fund confirms that the financial statements of any subsidiary entity will be consolidated with those of the Fund.

f.

The Fund confirms that any subsidiary entity and its board of directors (if applicable) will agree to inspection by the Staff of the subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act (as it applies through Section 64). The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

g.

The Fund confirms that in the case of any subsidiary entity that is a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

h.

The Fund confirms that for any subsidiaries that the Fund will wholly own, the subsidiary’s management fee (including any performance fee), if any, will be included in the description of “Management Fees.” The Fund respectfully declines to add any wholly-owned subsidiary’s expenses into “Other Expenses” in the Fund’s fee table; please see Response 7.

Page 73 – Portfolio Manager

Comment 20. The information included in this section regarding other accounts managed by the portfolio manager is provided as of June 30, 2023. Please provide this information as of a more recent date.

Response 20. The Fund has updated the disclosure accordingly.

Page 79 – Common Shares

Comment 21. The penultimate sentence of the first paragraph of this section states that “When issued, in accordance with the terms thereof, the common shares will be fully paid and nonassessable.” Please also disclose that such shares will be “validly issued.”

Response 21. The Fund has updated the disclosure accordingly.

Page 89 – Exhibits

Comment 22. If applicable, please provide a form of indemnification agreement as an exhibit to the registration statement.

Response 22. The Fund acknowledges the Staff’s comment and respectfully notes that this exhibit is not applicable as the Fund will not be entering into an indemnification agreement.

ACCOUNTING COMMENTS

General

Comment 1. Please confirm in correspondence that Form N-54A will be filed as required. The staff notes that a Form N-54A is not on file as of the date of this correspondence.

Response 1. The Fund acknowledges the Staff’s comment and confirms that Form N-54A will be filed as required.

Comment 2. Please confirm whether the Fund will utilize leverage during the first year of investment operations.

Response 2. The Fund acknowledges the Staff’s comment and confirms that the Fund will utilize leverage during the first year of investment operations.

Comment 3. Please confirm whether the fees waived by the Adviser are subject to recoupment.

Response 3. The Fund acknowledges the Staff’s comment and confirms that the fees waived by the Adviser are not subject to recoupment.

Page 12 and Page 75 – Investment Advisory Agreement

Comment 4. Please consider breaking out the final paragraph on page 12 and page 75 into bullet points to make it easier for the reader to follow.

Response 4. The Fund acknowledges the Staff’s comment and respectfully declines to make the requested changes.

Page 46 – Risk of Non-Controlling Equity Investments; Investments in Equity Securities;

Investments and Joint Ventures with Third Parties

Comment 5. Please confirm whether the Fund will enter into any joint ventures in the first year of operations.

Response 5. The Fund confirms that it does not currently expect to enter into any joint ventures in the first year of operations.

Page 77 – Investment Advisory Agreement

Comment 6. In discussing expenses that the Fund pays, please include an estimate of organizational and offering costs to be incurred. In addition, please include accounting policies related to the recording of these fees.

Response 6. The Fund has updated the disclosure accordingly.

Page 89 – Item. 13. Financial Statements and Supplementary Data

Comment 7. Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10’s effectiveness. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Response 7. The Fund appreciates the Staff’s comment but is unable to meet this request. The Fund respectfully notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Fund will file an amended Form 10 with complete financial statements prior to the registration statement becoming effective, consistent with the practice of many other BDC registrants that have made filings on Form 10.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld